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                              March 8, 2021

       Chinta Bhagat
       Co-Chief Executive Officer
       L Catterton Asia Acquisition Corp
       8 Marina View, Asia Square Tower 1
       #41-03, Singapore 018960

                                                        Re: L Catterton Asia
Acquisition Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 3, 2021
                                                            File No. 333-253334

       Dear Mr. Bhagat:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Exhibit 5.2, page 2

   1. Please note that it is inappropriate for counsel to include assumptions that are too broad or assume material facts
underlying the opinion. Please file an amended Exhibit 5.2 opinion that does not include
these assumptions, including the assumptions and limitations set forth in paragraphs
2.3, 2.4, 2.6 and 5.2, or explain why each such assumption or limitation is necessary
and appropriate. For guidance, please see Section II.B.3.a. of Staff
                                                        Legal Bulletin No. 19.

             You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan
       Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff
 Chinta Bhagat
L Catterton Asia Acquisition Corp
March 8, 2021
Page 2

Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642
with any other questions.



                                                        Sincerely,
FirstName LastNameChinta Bhagat
                                                        Division of Corporation
Finance
Comapany NameL Catterton Asia Acquisition Corp
                                                        Office of Energy &
Transportation
March 8, 2021 Page 2
cc:       Ben James
FirstName LastName